EV Trail LLC
Statement of Change in Owners Equity
For Inception thru December 31, 2018
** UNAUDITED **

Balance at the beginning of the period	0
Capital contributed during the period	833.37
Net Income	-383.37
Capital draws during the period	0
Balance at the end of the period	450

